FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

31 March 2017 07:00 BST

ASTRAZENECA COMPLETES AGREEMENT WITH TERSERA THERAPEUTICS FOR COMMERCIAL RIGHTS TO ZOLADEX IN THE US AND CANADA

AstraZeneca today announced that it has completed the agreement with TerSera Therapeutics LLC for the commercial rights to Zoladex (goserelin acetate implant) in the US and Canada. Zoladex is an injectable luteinising hormone-releasing medicine, used to treat prostate cancer, breast cancer and certain benign gynaecological disorders. It was first approved in the US and Canada in 1989.

Under the terms of the agreement, AstraZeneca has received a payment of $250 million from TerSera for the commercial rights to the medicine in the US and Canada. As AstraZeneca will maintain a significant ongoing interest in Zoladex in the US and Canada, the payment will be reported as Externalisation Revenue in the Company's financial statements, and will be booked in the first quarter of 2017.

AstraZeneca will receive future sales-related income through milestones totalling up to $70 million, as well as recurring quarterly sales-based payments at mid-teen percent of sales. AstraZeneca will also manufacture and supply Zoladex to TerSera, providing a further source of ongoing income from Zoladex in the US and Canada.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of Autoimmunity, Neuroscience and Infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 31 March 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary